12/9

04054215

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A **BRANCH:** ____

FILE NO.: 83-6 **FISCAL YEAR:** ______

PROCESSED
JAN 31 2005
THOMSON FINANCIAL

(03/94)

EBRD

RECEIVED

2004 DEC -9 P 3:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

European Bank
for Reconstruction and Development

United States Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
USA

2 December 2004

Dear Sir or Madam,

I have pleasure in enclosing for your records two copies of the unaudited interim financial report of the European Bank for Reconstruction and Development for the quarter to 30 September 2004 and the associated press release.

Yours faithfully,

Nigel P. Kerby
Director, Accounting, Reporting and Financial Control

Enc.

EBRD press release

European Bank
for Reconstruction and Development

FOR IMMEDIATE RELEASE
Date: 2 December 2004

Contact: Jeff Hiday
Tel: +44 20 7338 6997
Email: Hidayj@ebrd.com

Operational, financial results rise in first 3 quarters

The European Bank for Reconstruction and Development committed €2.27 billion for new loan and equity investments in central and eastern Europe and the Commonwealth of Independent States in the nine months ended 30 September, compared with €1.97 billion in the same period last year. At the same time, disbursements rose to €2.29 billion from €1.32 billion.

The EBRD invested in 65 projects in the first three quarters, with 49 per cent signed in south-eastern Europe, the Caucasus and central Asia; 33 per cent in central Europe; and 18 per cent in Russia.

Projects signed in the third quarter alone included supporting power-sector reforms in Albania, restructuring the largest agricultural bank in Poland, providing finance for entrepreneurs in Russia's Urals region, and improving water-supply practices in Tajikistan.

The EBRD's profit after provisions for the first nine months was €263.7 million, compared with €216.1 million a year earlier, reflecting strong operating results, flat expenses and lower-than-expected provisions against possible losses. As at 30 September, the Bank had authorised capital of €20 billion, paid-in capital and reserves of €6.70 billion, and cumulative provisions on its banking portfolio of €1.06 billion.

Steven Kaempfer, Vice President, Finance, said that the Bank's operational and financial performance for the first nine months of the year was on track and that the continued strength of the new project pipeline augurs well for business activity and results looking ahead.

###

The EBRD, which is owned by 60 countries and two intergovernmental institutions, aims to foster the transition from centrally planned to market economies in central and eastern Europe and the Commonwealth of Independent States.

Visit the EBRD's website at: www.ebrd.com

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM FINANCIAL REPORT

At 30 SEPTEMBER 2004

(UNAUDITED)

Table of contents

Income statement for the nine months ended 30 September 2004 (unaudited) and 30 September 2003 (unaudited)

	30 September 2004		30 September 2003	
	Quarter	**Year to date**	Quarter	Year to date
	€ million	**€ million**	€ million	€ million
Interest and similar income				
From loans	**78.1**	**217.7**	68.5	214.0
From fixed-income debt securities and other interest	**68.5**	**175.8**	43.8	148.3
Interest expenses and similar charges	**(62.6)**	**(156.3)**	(45.2)	(156.6)
Net interest income	**84.0**	**237.2**	**67.1**	**205.7**
Dividend income from share investments	**9.1**	**48.0**	15.0	43.8
Net fee and commission income	**3.0**	**10.6**	0.9	7.3
Financial operations				
Net profit on sale of share investments	**20.2**	**80.6**	11.9	40.3
Net profit on dealing activities and foreign exchange	**12.4**	**32.4**	3.2	10.7
Fair value movement on non-qualifying hedges	**(3.8)**	**6.2**	11.3	5.5
Operating income	**124.9**	**415.0**	**109.4**	**313.3**
General administrative expenses	**(33.7)**	**(106.0)**	(26.3)	(103.6)
Depreciation	**(4.1)**	**(12.1)**	(5.9)	(21.5)
Operating profit before provisions	**87.1**	**296.9**	**77.2**	**188.2**
Provisions for impairment	**(13.2)**	**(33.2)**	54.6	27.9
Net profit for the period	**73.9**	**263.7**	**131.8**	**216.1**

Balance sheet at 30 September 2004 (unaudited) and 31 December 2003 (audited)

		30 September 2004		31 December 2003
	€ million	**€ million**	€ million	€ million
Assets				
Placements with and advances to credit institutions	**3,041.5**		2,164.8	
Collateralised placements	**759.1**		1,464.6	
Debt securities	**6,938.6**		5,971.1	
		10,739.2		9,600.5
Other assets				
Derivative financial instruments	**3,371.3**		2,736.1	
Other	**915.0**		467.5	
		4,286.3		3,203.6
Loans and share investments				
Loans	**7,457.2**		6,803.4	
Share investments	**2,829.2**		2,611.2	
Less: Provisions for impairment	**(1,063.1)**		(1,058.4)	
		9,223.3		8,356.2
Property, technology and office equipment		**32.7**		37.5
Paid-in capital receivable		**587.5**		847.5
Total assets		**24,869.0**		22,045.3
Liabilities				
Borrowings				
Amounts owed to credit institutions	**1,308.9**		1,111.9	
Debts evidenced by certificates	**15,087.1**		13,111.2	
		16,396.0		14,223.1
Other liabilities				
Derivative financial instruments	**729.1**		926.0	
Other	**1,042.4**		709.9	
		1,771.5		1,635.9
Total liabilities		**18,167.5**		15,859.0
Members' equity				
Subscribed capital	**19,789.5**		19,789.5	
Callable capital	**(14,592.8)**		(14,592.8)	
Paid-in capital		**5,196.7**		5,196.7
Reserves and profit for the period		**1,504.8**		989.6
Total members' equity		**6,701.5**		6,186.3
Total liabilities and members' equity		**24,869.0**		22,045.3
Memorandum items				
Undrawn commitments		**5,000.9**		5,664.9

Statement of cash flows for the nine months ended 30 September 2004 (unaudited)

	Period to 30 September 2004		Period to 30 September 2003	
	€ million	€ million	€ million	€ million
Cash flows from operating activities				
Operating profit for the period	**263.7**		216.1	
Adjustments for:				
Unwinding of the discount relating to impaired identified assets	**(4.0)**		(0.9)	
Unwinding of the discount relating to capital receivable	**(18.6)**		-	
Internal taxation	**3.6**		3.4	
Realised gains on share investments	**(80.6)**		(40.3)	
Unrealised losses/(gains) on dealing securities	**11.9**		(2.7)	
Realised (gains)/losses on available-for-sale securities	**(1.8)**		1.0	
Foreign exchange (gains)/losses	**(1.0)**		0.1	
Profit on disposal of property, technology and office equipment	**(0.1)**		(0.1)	
Depreciation	**12.1**		21.5	
Gross provisions for losses before recoveries from assets previously written off	**23.6**		(28.8)	
Operating profit before changes in operating assets	**208.8**		169.3	
Decrease/(increase) in operating assets:				
Interest receivable and prepaid expenses	**274.1**		(20.7)	
Fair value movement	**2.3**		(253.5)	
Proceeds from repayments of loans	**2,438.8**		1,565.1	
Proceeds from prepayments of loans	**538.2**		156.6	
Funds advanced for loans	**(3,584.7)**		(1,897.6)	
Proceeds from sale of share investments	**359.7**		198.0	
Funds advanced for share investments	**(305.1)**		(202.6)	
Increase in operating liabilities:				
Interest payable and accrued expenses	**380.1**		107.1	
Net cash from/(used in) operating activities		**312.2**		(178.3)
Cash flows from investing activities				
Proceeds from sale of available-for-sale securities	**2,491.8**		1,443.3	
Purchases of available-for-sale securities	**(3,333.2)**		(2,036.0)	
Proceeds from sale of property, technology and office equipment	**0.1**		0.1	
Purchase of property, technology and office equipment	**(7.4)**		(9.0)	
Net placements with credit institutions	**223.9**		30.9	
Net cash used in investing activities		**(624.8)**		(570.7)
Cash flows from financing activities				
Capital received	**278.6**		332.7	
Issue of debts evidenced by certificates	**3,583.2**		6,452.7	
Redemption of debts evidenced by certificates	**(3,257.3)**		(4,706.9)	
Net cash from financing activities		**604.5**		2,078.5
Net increase in cash and cash equivalents		**291.9**		1,329.5
Cash and cash equivalents at beginning of the period		**2,445.5**		3,298.6
Cash and cash equivalents at 30 September *		**2,737.4**		4,628.1

*Cash and cash equivalents comprise the following amounts maturing within 3 months:

	2004	2003
	€ million	**€ million**
Placements with and advances to credit institutions	**3,034.2**	2,733.6
Collateralised placements	**824.4**	3,037.2
Amounts owed to credit institutions	**(1,121.2)**	(1,142.7)
Cash and cash equivalents at 30 September	**2,737.4**	4,628.1

Note: Operating profit includes dividends received of €48.0 million for the period to 30 September 2004 (30 September 2003: €43.8 million).

3. Loans and share investments

€ million	Loans			Share investments			Total loans and share investments
	Sovereign	Non sovereign	Total	Unlisted	Listed	Total	
Outstanding disbursements							
At 1 January 2004	2,052.1	4,751.3	6,803.4	1,747.2	864.0	2,611.2	9,414.6
Movement in fair value revaluation	(1.1)	(2.2)	(3.3)	-	223.9	223.9	220.6
Disbursements	368.0	3,216.7	3,584.7	283.5	21.6	305.1	3,889.8
Repayments, prepayments and disposals	(439.1)	(2,537.9)	(2,977.0)	(192.4)	(86.7)	(279.1)	(3,256.1)
Foreign exchange movements	19.5	43.4	62.9	-	-	-	62.9
Written off	-	(13.5)	(13.5)	(25.7)	(6.2)	(31.9)	(45.4)
At 30 September 2004	**1,999.4**	**5,457.8**	**7,457.2**	**1,812.6**	**1,016.6**	**2,829.2**	**10,286.4**
Impairment at 30 September 2004	(59.9)	(428.6)	(488.5)	(540.7)	(33.9)	(574.6)	(1,063.1)
Total outstanding disbursements net of impairment at 30 Sept 2004	**1,939.5**	**5,029.2**	**6,968.7**	**1,271.9**	**982.7**	**2,254.6**	**9,223.3**
Total outstanding disbursements net of impairment at 31 December 2003	1,990.6	4,347.7	6,338.3	1,202.5	815.4	2,017.9	8,356.2

At 30 September 2004 the Bank categorised 16 loans as impaired, totalling €87.6 million (31 December 2003: 19 loans totalling €125.2 million). Specific provisions on these assets amounted to €76.4 million (31 December 2003: €112.0 million). At the same date the Bank categorised 47 share investments as impaired, totalling €351.7 million (31 December 2003: 53 share investments totalling €366.2 million). Specific provisions on these assets amounted to €242.9 million (31 December 2003: €265.9 million).

4. Borrowings

During the third quarter €0.2 billion was issued under the Bank's authorised medium- to long-term borrowing programme at an average cost of LIBOR less 51 basis points, bringing the total for the first nine months of 2004 to €2.1 billion at an average cost of LIBOR less 37 basis points with an average life of 6.6 years. For 2004 the authorised medium- to long-term borrowing programme is €2.0 billion supplemented by any early redemptions, buy-backs or issues called by or put to the Bank. At the end of the third quarter, the resulting remaining medium- to long-term borrowing authority for 2004 stood at €0.3 billion. After taking into account early redemptions and buy-backs, outstanding medium- to long-term debt at the end of the quarter stood at €12.9 billion (at historical exchange rates) at an average cost of LIBOR less 34 basis points and with an average life of 8.1 years. The table below gives quarterly and cumulative details of medium- to long-term debt issues.

During the Period	Quarter to September 04			YTD 2004			Quarter to September 03			YTD 2003		
	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity
Issued	246	51	2.4	2,097	37	6.6	290.0	52.7	5.5	1,852	40	8.5
Redemptions	327	48		940	46		353	36		611	37	
Buybacks	139	43		355	41		63	30		325	30	
Outstanding during period	13,266	34		12,799	35		12,800	34		12,695	34	
Outstanding at period end				12,933	34	8.1				12,709	34	8.6

5. Primary segment analysis

Business segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement Establishing the Bank, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format – business segment

	30 September 2004			30 September 2003		
€ million	**Banking**	**Treasury**	**Aggregated**	Banking	Treasury	Aggregated
Interest income	**217.7**	**157.2**	**374.9**	214.0	148.3	362.3
Other income	**139.2**	**32.4**	**171.6**	91.4	10.7	102.1
Unwinding of interest income from the present value adjustment of paid-in capital receivable	**16.7**	**1.9**	**18.6**	-	-	-
Total segment revenue	**373.6**	**191.5**	**565.1**	305.4	159.0	464.4
Less interest expenses and similar charges	**(121.4)**	**(117.2)**	**(238.6)**	(130.5)	(112.6)	(243.1)
Allocation of capital benefit	**74.1**	**8.2**	**82.3**	77.8	8.7	86.5
Fair value movement on non-qualifying hedges	**-**	**6.2**	**6.2**	-	5.5	5.5
Less general administrative expenses	**(95.4)**	**(10.6)**	**(106.0)**	(92.9)	(10.7)	(103.6)
Less depreciation	**(11.4)**	**(0.7)**	**(12.1)**	(20.3)	(1.2)	(21.5)
Segment result before provisions	**219.5**	**77.4**	**296.9**	139.5	48.7	188.2
Provisions for impairment	**(34.3)**	**1.1**	**(33.2)**	11.2	16.7	27.9
Net profit for the period	**185.2**	**78.5**	**263.7**	150.7	65.4	216.1
Segment assets	**9,468.7**	**14,812.8**	**24,281.5**	8,383.3	12,702.0	21,085.3
Paid-in capital receivable			**587.5**			915.1
Total assets			**24,869.0**			22,000.4
Segment liabilities	**227.3**	**17,940.2**	**18,167.5**	230.8	15,637.9	15,868.7
Capital expenditure	**7.0**	**0.4**	**7.4**	8.5	0.5	9.0

Unwinding of interest income from the present value adjustment of paid-in capital receivable of €18.6 million and allocation of capital benefit of €82.3 million total €100.9 million which is the Bank's return on net paid-in capital used in segmental results.

Interest expense and similar charges, and the allocation of capital benefit total €156.3 million (2003: €156.6 million) which is the Bank's "Interest expenses and similar charges" as reported in the income statement.

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM FINANCIAL REPORT

At 30 SEPTEMBER 2004

(UNAUDITED)

Table of contents

Income statement for the nine months ended 30 September 2004 (unaudited) and 30 September 2003 (unaudited)

	30 September 2004		30 September 2003	
	Quarter	**Year to date**	Quarter	Year to date
	€ million	**€ million**	€ million	€ million
Interest and similar income				
From loans	**78.1**	**217.7**	68.5	214.0
From fixed-income debt securities and other interest	**68.5**	**175.8**	43.8	148.3
Interest expenses and similar charges	**(62.6)**	**(156.3)**	(45.2)	(156.6)
Net interest income	**84.0**	**237.2**	**67.1**	**205.7**
Dividend income from share investments	**9.1**	**48.0**	15.0	43.8
Net fee and commission income	**3.0**	**10.6**	0.9	7.3
Financial operations				
Net profit on sale of share investments	**20.2**	**80.6**	11.9	40.3
Net profit on dealing activities and foreign exchange	**12.4**	**32.4**	3.2	10.7
Fair value movement on non-qualifying hedges	**(3.8)**	**6.2**	11.3	5.5
Operating income	**124.9**	**415.0**	**109.4**	**313.3**
General administrative expenses	**(33.7)**	**(106.0)**	(26.3)	(103.6)
Depreciation	**(4.1)**	**(12.1)**	(5.9)	(21.5)
Operating profit before provisions	**87.1**	**296.9**	**77.2**	**188.2**
Provisions for impairment	**(13.2)**	**(33.2)**	54.6	27.9
Net profit for the period	**73.9**	**263.7**	**131.8**	**216.1**

Balance sheet at 30 September 2004 (unaudited) and 31 December 2003 (audited)

		30 September 2004		31 December 2003
	€ million	€ million	€ million	€ million
Assets				
Placements with and advances to credit institutions	**3,041.5**		2,164.8	
Collateralised placements	**759.1**		1,464.6	
Debt securities	**6,938.6**		5,971.1	
		10,739.2		9,600.5
Other assets				
Derivative financial instruments	**3,371.3**		2,736.1	
Other	**915.0**		467.5	
		4,286.3		3,203.6
Loans and share investments				
Loans	**7,457.2**		6,803.4	
Share investments	**2,829.2**		2,611.2	
Less: Provisions for impairment	**(1,063.1)**		(1,058.4)	
		9,223.3		8,356.2
Property, technology and office equipment		**32.7**		37.5
Paid-in capital receivable		**587.5**		847.5
Total assets		**24,869.0**		22,045.3
Liabilities				
Borrowings				
Amounts owed to credit institutions	**1,308.9**		1,111.9	
Debts evidenced by certificates	**15,087.1**		13,111.2	
		16,396.0		14,223.1
Other liabilities				
Derivative financial instruments	**729.1**		926.0	
Other	**1,042.4**		709.9	
		1,771.5		1,635.9
Total liabilities		**18,167.5**		15,859.0
Members' equity				
Subscribed capital	**19,789.5**		19,789.5	
Callable capital	**(14,592.8)**		(14,592.8)	
Paid-in capital		**5,196.7**		5,196.7
Reserves and profit for the period		**1,504.8**		989.6
Total members' equity		**6,701.5**		6,186.3
Total liabilities and members' equity		**24,869.0**		22,045.3
Memorandum items				
Undrawn commitments		**5,000.9**		5,664.9

Statement of changes in members' equity for the nine months ended 30 September 2004 (unaudited) and 30 September 2003 (unaudited)

For the period ended 30 September 2004	Subscribed capital € million	Callable capital € million	General reserve € million	Special reserve € million	Accumulated profit and loss reserve € million	Net profit for the period € million	Total reserves and profit for the period € million	Total members' equity € million
At 1 January 2003	19,789.5	(14,592.8)	420.5	157.6	(25.1)	108.1	661.1	5,857.8
Internal tax for the period	-	-	3.4	-	-	-	3.4	3.4
Qualifying fees and commissions from the prior year	-	-	-	5.3	(5.3)	-	-	-
Net fair value movement of available-for-sale investments for the period	-	-	52.6	-	-	-	52.6	52.6
Net fair value movement of cash flow hedges for the period	-	-	1.9	-	-	-	1.9	1.9
Profit from the prior year	-	-	-	-	108.1	(108.1)	-	-
Net profit for the period	-	-	-	-	-	216.1	216.1	216.1
At 30 September 2003	19,789.5	(14,592.8)	478.4	162.9	77.7	216.1	935.1	6,131.8
At 1 January 2004	19,789.5	(14,592.8)	401.0	162.9	47.5	378.2	989.6	6,186.3
Internal tax for the period	-	-	3.6	-	-	-	3.6	3.6
Qualifying fees and commissions from the prior year	-	-	-	10.8	(10.8)	-	-	-
Net fair value movement of available-for-sale investments for the period	-	-	237.2	-	-	-	237.2	237.2
Net fair value movement of cash flow hedges for the period	-	-	10.7	-	-	-	10.7	10.7
Reserves transfer	-	-	18.6	-	(18.6)	-	-	-
Profit from the prior year	-	-	-	-	378.2	(378.2)	-	-
Net profit for the period	-	-	-	-	-	263.7	263.7	263.7
At 30 September 2004	**19,789.5**	**(14,592.8)**	**671.1**	**173.7**	**396.3**	**263.7**	**1,504.8**	**6,701.5**

The Bank implemented IAS 39 in 2001; the related movements in reserves reflect the movement in fair value of available-for-sale assets and cash flow hedges. Reserves increased from €989.6 million at the end of 2003 to €1,504.8 million at 30 September 2004, primarily as a result of movement in net unrealised gains on listed equity and the net profit for the period. €529.8 million of the Bank's total reserves at the 30 September 2004 represented unrealised gains.

Statement of cash flows for the nine months ended 30 September 2004 (unaudited)

	Period to 30 September 2004		Period to 30 September 2003	
	€ million	€ million	€ million	€ million
Cash flows from operating activities				
Operating profit for the period	**263.7**		216.1	
Adjustments for:				
Unwinding of the discount relating to impaired identified assets	**(4.0)**		(0.9)	
Unwinding of the discount relating to capital receivable	**(18.6)**		-	
Internal taxation	**3.6**		3.4	
Realised gains on share investments	**(80.6)**		(40.3)	
Unrealised losses/(gains) on dealing securities	**11.9**		(2.7)	
Realised (gains)/losses on available-for-sale securities	**(1.8)**		1.0	
Foreign exchange (gains)/losses	**(1.0)**		0.1	
Profit on disposal of property, technology and office equipment	**(0.1)**		(0.1)	
Depreciation	**12.1**		21.5	
Gross provisions for losses before recoveries from assets previously written off	**23.6**		(28.8)	
Operating profit before changes in operating assets	**208.8**		169.3	
Decrease/(increase) in operating assets:				
Interest receivable and prepaid expenses	**274.1**		(20.7)	
Fair value movement	**2.3**		(253.5)	
Proceeds from repayments of loans	**2,438.8**		1,565.1	
Proceeds from prepayments of loans	**538.2**		156.6	
Funds advanced for loans	**(3,584.7)**		(1,897.6)	
Proceeds from sale of share investments	**359.7**		198.0	
Funds advanced for share investments	**(305.1)**		(202.6)	
Increase in operating liabilities:				
Interest payable and accrued expenses	**380.1**		107.1	
Net cash from/(used in) operating activities		**312.2**		(178.3)
Cash flows from investing activities				
Proceeds from sale of available-for-sale securities	**2,491.8**		1,443.3	
Purchases of available-for-sale securities	**(3,333.2)**		(2,036.0)	
Proceeds from sale of property, technology and office equipment	**0.1**		0.1	
Purchase of property, technology and office equipment	**(7.4)**		(9.0)	
Net placements with credit institutions	**223.9**		30.9	
Net cash used in investing activities		**(624.8)**		(570.7)
Cash flows from financing activities				
Capital received	**278.6**		332.7	
Issue of debts evidenced by certificates	**3,583.2**		6,452.7	
Redemption of debts evidenced by certificates	**(3,257.3)**		(4,706.9)	
Net cash from financing activities		**604.5**		2,078.5
Net increase in cash and cash equivalents		**291.9**		1,329.5
Cash and cash equivalents at beginning of the period		**2,445.5**		3,298.6
Cash and cash equivalents at 30 September *		**2,737.4**		4,628.1

*Cash and cash equivalents comprise the following amounts maturing within 3 months:

	2004 € million	2003 € million
Placements with and advances to credit institutions	**3,034.2**	2,733.6
Collateralised placements	**824.4**	3,037.2
Amounts owed to credit institutions	**(1,121.2)**	(1,142.7)
Cash and cash equivalents at 30 September	**2,737.4**	4,628.1

Note: Operating profit includes dividends received of €48.0 million for the period to 30 September 2004 (30 September 2003: €43.8 million).

3. Loans and share investments

€ million	Loans			Share investments			Total loans and share investments
	Sovereign	Non sovereign	Total	Unlisted	Listed	Total	
Outstanding disbursements							
At 1 January 2004	2,052.1	4,751.3	6,803.4	1,747.2	864.0	2,611.2	9,414.6
Movement in fair value revaluation	(1.1)	(2.2)	(3.3)	-	223.9	223.9	220.6
Disbursements	368.0	3,216.7	3,584.7	283.5	21.6	305.1	3,889.8
Repayments, prepayments and disposals	(439.1)	(2,537.9)	(2,977.0)	(192.4)	(86.7)	(279.1)	(3,256.1)
Foreign exchange movements	19.5	43.4	62.9	-	-	-	62.9
Written off	-	(13.5)	(13.5)	(25.7)	(6.2)	(31.9)	(45.4)
At 30 September 2004	**1,999.4**	**5,457.8**	**7,457.2**	**1,812.6**	**1,016.6**	**2,829.2**	**10,286.4**
Impairment at 30 September 2004	(59.9)	(428.6)	(488.5)	(540.7)	(33.9)	(574.6)	(1,063.1)
Total outstanding disbursements net of impairment at 30 Sept 2004	**1,939.5**	**5,029.2**	**6,968.7**	**1,271.9**	**982.7**	**2,254.6**	**9,223.3**
Total outstanding disbursements net of impairment at 31 December 2003	1,990.6	4,347.7	6,338.3	1,202.5	815.4	2,017.9	8,356.2

At 30 September 2004 the Bank categorised 16 loans as impaired, totalling €87.6 million (31 December 2003: 19 loans totalling €125.2 million). Specific provisions on these assets amounted to €76.4 million (31 December 2003: €112.0 million). At the same date the Bank categorised 47 share investments as impaired, totalling €351.7 million (31 December 2003: 53 share investments totalling €366.2 million). Specific provisions on these assets amounted to €242.9 million (31 December 2003: €265.9 million).

4. Borrowings

During the third quarter €0.2 billion was issued under the Bank's authorised medium- to long-term borrowing programme at an average cost of LIBOR less 51 basis points, bringing the total for the first nine months of 2004 to €2.1 billion at an average cost of LIBOR less 37 basis points with an average life of 6.6 years. For 2004 the authorised medium- to long-term borrowing programme is €2.0 billion supplemented by any early redemptions, buy-backs or issues called by or put to the Bank. At the end of the third quarter, the resulting remaining medium- to long-term borrowing authority for 2004 stood at €0.3 billion. After taking into account early redemptions and buy-backs, outstanding medium- to long-term debt at the end of the quarter stood at €12.9 billion (at historical exchange rates) at an average cost of LIBOR less 34 basis points and with an average life of 8.1 years. The table below gives quarterly and cumulative details of medium- to long-term debt issues.

During the Period	Quarter to September 04			YTD 2004			Quarter to September 03			YTD 2003		
	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity
Issued	246	51	2.4	2,097	37	6.6	290.0	52.7	5.5	1,852	40	8.5
Redemptions	327	48		940	46		353	36		611	37	
Buybacks	139	43		355	41		63	30		325	30	
Outstanding during period	13,266	34		12,799	35		12,800	34		12,695	34	
Outstanding at period end				12,933	34	8.1				12,709	34	8.6

5. Primary segment analysis

Business segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement Establishing the Bank, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format – business segment

	30 September 2004			30 September 2003		
€ million	**Banking**	**Treasury**	**Aggregated**	Banking	Treasury	Aggregated
Interest income	**217.7**	**157.2**	**374.9**	214.0	148.3	362.3
Other income	**139.2**	**32.4**	**171.6**	91.4	10.7	102.1
Unwinding of interest income from the present value adjustment of paid-in capital receivable	**16.7**	**1.9**	**18.6**	-	-	-
Total segment revenue	**373.6**	**191.5**	**565.1**	305.4	159.0	464.4
Less interest expenses and similar charges	**(121.4)**	**(117.2)**	**(238.6)**	(130.5)	(112.6)	(243.1)
Allocation of capital benefit	**74.1**	**8.2**	**82.3**	77.8	8.7	86.5
Fair value movement on non-qualifying hedges	**-**	**6.2**	**6.2**	-	5.5	5.5
Less general administrative expenses	**(95.4)**	**(10.6)**	**(106.0)**	(92.9)	(10.7)	(103.6)
Less depreciation	**(11.4)**	**(0.7)**	**(12.1)**	(20.3)	(1.2)	(21.5)
Segment result before provisions	**219.5**	**77.4**	**296.9**	139.5	48.7	188.2
Provisions for impairment	**(34.3)**	**1.1**	**(33.2)**	11.2	16.7	27.9
Net profit for the period	**185.2**	**78.5**	**263.7**	150.7	65.4	216.1
Segment assets	**9,468.7**	**14,812.8**	**24,281.5**	8,383.3	12,702.0	21,085.3
Paid-in capital receivable			**587.5**			915.1
Total assets			**24,869.0**			22,000.4
Segment liabilities	**227.3**	**17,940.2**	**18,167.5**	230.8	15,637.9	15,868.7
Capital expenditure	**7.0**	**0.4**	**7.4**	8.5	0.5	9.0

Unwinding of interest income from the present value adjustment of paid-in capital receivable of €18.6 million and allocation of capital benefit of €82.3 million total €100.9 million which is the Bank's return on net paid-in capital used in segmental results.

Interest expense and similar charges, and the allocation of capital benefit total €156.3 million (2003: €156.6 million) which is the Bank's "Interest expenses and similar charges" as reported in the income statement.